EXHIBIT 99.1

Dunxin Financial Holdings Limited Reports Financial Results for the First Six Months of 2020

WUHAN, HUBEI, China—Dec 29, 2020—Dunxin Financial Holdings Limited ("Dunxin" or the "Company") (NYSE American: DXF), a licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, today announced its unaudited financial results for the first six months of 2020.  The unaudited consolidated financial statements and other financial information included in this press release have been stated in Renminbi (“RMB”) unless otherwise indicated.

First Six Months 2020  Highlights

•	Total outstanding principal balance of loans reduced to RMB763.4 million (US$108.0 million) as of June 30, 2020, representing a decrease of 0.2% from RMB765.0 million as of December 31, 2019.
•	Total interest income reached RMB51.4 million (US$7.3 million) in the first six months of 2020, representing a decrease of 31.9% from RMB75.5 million in the same period of the prior year.
•	Net interest income reached RMB40.4 million (US$5.7 million) in the first six months of 2020, representing a decrease of 38.3% from RMB65.5 million in the same period of the prior year.
•	Net profit was RMB3.7 million (US$0.5 million) in the first six months of 2020, representing a decrease of 89.3% from RMB34.5 million in the same period of the prior year.
•	Earnings per American Depositary Share ("ADS") was US$0.02 in the first six months of 2020, compared to US$0.19 in the same period of the prior year.

First Six Months 2020 Financial Results

Interest Income on Loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans.  Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.  Interest income on loans for the first six months of 2020 decreased by 31.9% to RMB51.4 million (US$7.3 million) from RMB75.5 million in the same period of the prior year.  The decrease was primarily attributable to the novation of loans receivable to a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, to offset payables to Hubei New Nature, which reduced loans receivable by RMB1.3 million ($0.2 million) and, consequently, reduced interest income on loans. Also, the decrease was as a result of certain loans were assessed to be fully credit impaired and had since ceased accruing its interest.

Interest expense

Interest expenses on loans increased to RMB10.8 million (US$1.5 million) for the first six months of 2020 from RMB9.8 million in the same period of the prior year. The increase was mainly due to the increase in the effective cost of borrowings which increased from 9.6% per annum in the first six months of 2019 to 11.0% in the first six months of 2020, which resulted in a RMB1.0 million (US$0.1 million) decrease in the Company’s interest expenses on loans.

Net interest income

Net interest income for the first six months of 2020 was RMB40.4 million (US$5.7 million), representing a 38.3% decrease from RMB65.5 million in the same period of the prior year.

Credit impairment losses

The Company maintains the allowance for loan losses, as presented in the financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date.  The management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary.  The allowance is based on the past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.  This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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Credit impairment losses for the first six months of 2020 increased from RMB11.3 million to RMB32.5 million (US$4.6 million).  The economic and business environment for small and medium enterprises remained very challenging.  Most of the Company’s loan customers were experiencing financial difficulty, additional allowance for loan losses of RMB32.5 million (US$4.6 million) were provided for the first six months of 2020. The Company assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate.  The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Operation expenses

Sales and marketing expenses for the first six months of 2020 decreased to Nil from RMB0.6 million in the same period of the prior year.  The decrease was primarily attributable to initiatives taken by the Company to cease its credit activities as the Company plans to adjust its business by vigorously collect the existing loans and gradually digest its non-performing loans year by year. The Company has adjusted its organizational structure and reduced its credit team, retaining only a small number of personnel.

General and administrative expenses decreased from RMB7.5 million for the first six months of 2019 to RMB4.3 million (US$0.6 million) for the first six months of 2020.  The decrease was primarily attributable to the reduction in headcounts.

Net Profit and Earnings per ADS

As a result of the foregoing, net profit was RMB3.7 million (US$0.5 million) for the first six months of 2020, as compared to RMB34.5 million in the same period of the prior year.

Earnings per ADS for the first six months of 2020 was US$0.02, compared to US$0.19 in the same period of the prior year.

Balance Sheet

As of June 30, 2020, the Company had cash and restricted cash of RMB91,000 (US$13,000) compared to RMB132,000 as of December 31, 2019.  All cash deposits with the bank are frozen by court order as the Company was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders. The Company has actively engaged Wuchang District Court to broker a series of settlement solution for its obligations with a hope of reaching a deal next year.

Loans receivable, net of credit impairment losses of RMB455.7 million (US$64.5 million), was RMB631.2 million (US$89.3 million) as of June 30, 2020, representing an increase of 2.6% from RMB615.2 million as of December 31, 2019, primarily due to accrual of interest. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate.

As of December 31, 2019 and June 30, 2020, loans payable to third parties, related parties and shareholders are all overdue.  Although certain loans payable were negotiated with schedule of repayments, the Company is unable to fulfill those obligations due to liquidity issues.

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Cash Flow

Net cash used by operating activities for the first six months of 2020 was RMB5,000 (US$1,000) compared to RMB2.5 million net cash generated by operating activities in the same period of the prior year and the Company has limited liquidity available to fulfill its obligations for the first six months of 2020.

COVID-19

In late December 2019, COVID-19 was discovered in Wuhan City, China.  Wuhan City was locked down by the Government on January 23, 2020, for about 61 days. During the lockdown in Wuhan City, except for medical workers and essential services, all businesses were mandatorily closed and all residents were ordered to stay at home.  The Company’s headquarters and operations are located in Wuhan City, China, the epicenter for COVID-19 pandemic.  As a result of the government lockdown, travel restrictions and quarantines imposed by the Chinese government, the Company’s operations, financial conditions and cash flows are materially and adversely affected.  The Company’s operations may be affected by the ongoing outbreak of COVID-19, which in March 2020, had been declared as a pandemic by the World Health Organization.  The continued uncertainties associated with COVID 19 may cause the Company’s operations, financial conditions and cash flows to be severely and adversely affected in the next 12 months. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements.  Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB7.0651 on June 30, 2020 as set forth in the H.10 weekly statistical release of the Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2020, or at any other date.  The percentages stated are calculated based on RMB amounts.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China.  We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals, small and medium-sized enterprises.  We were awarded as the Vice President Unit of China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Unit of Hubei Micro-credit Company Association in December 2017.  In 2016, we were recognized as a “National Excellent Microfinance Company” by China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Microfinance Companies in China” by China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and a “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People's Government of Wuchang District in July 2017.  The Group has a strong capital base and professional credit business experience in microfinance industry.  For more information, please visit the Company's website at www.dunxin.us.

For additional information, please contact: +86-13655939932.

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (Expressed in Thousands of Chinese Renminbi Yuan, except per share and per ADS amounts)

	For the six months ended June 30
	2019 RMB	2020 RMB	2020 US$

Interest income on loans	75,472	51,416	7,277
Interest expense:
Interest expenses on loans	(9,766)	(10,756)	(1,522)
Business related taxes and surcharges	(217)	(217)	(31)
Total interest expense	(9,983)	(10,973)	(1,553)

Net interest income	65,489	40,443	5,724
Credit impairment losses	(11,338)	(32,490)	(4,599)
Net interest income after credit impairment losses	54,151	7,953	1,125

Non-interest and other income	3	-	-

Operating costs and expenses
Sales and marketing	(642)	-	-
General and administrative	(7,505)	(4,287)	(607)
Total operating costs and expenses	(8,147)	(4,287)	(607)

Profit before income taxes	46,007	3,666	518
Income tax expense	(11,502)	-	-
Net profit	34,505	3,666	518

Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(398)	36	5
Total comprehensive income for the period	34,107	3,702	523

Net profit attributable to:
Equity holders of the Company	27,604	2,932	415
Non-controlling interests	6,901	733	104
Net profit	34,505	3,665	519

Total comprehensive income attributable to:
Equity holders of the Company	27,286	2,962	419
Non-controlling interests	6,821	740	105
Total comprehensive income	34,107	3,702	524

Earnings per share - basic and diluted (in RMB)	0.03	*
Earnings per ADS - basic and diluted (in US$)	0.19	0.02

Weighted average shares outstanding in the period (‘000)	1,000,862	1,001,131
Weighted average ADS outstanding in the period (‘000)	20,851	20,857

One ADS represents 48 ordinary shares.

* Less than 0.01.

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DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As of
	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	US$
		Unaudited	Unaudited

Assets
Current assets
Cash and restricted cash	132	91	13
Interest receivables, net of credit impairment losses	-	-	-
Loans receivable, net of credit impairment losses	615,184	631,181	89,338
Prepaid expenses and others	295	445	62
Total current assets	615,611	631,717	89,413

Non-current assets
Property and equipment, net	48,130	46,642	6,602
Intangible asset	7	6	1
Total non-current assets	48,137	46,648	6,603

Total assets	663,748	678,365	96,016

Liabilities
Loans payable	172,891	171,209	24,233
Salary and benefit payable	5,261	7,234	1,024
Income taxes payable	32,477	32,477	4,597
Interest payable	17,723	27,780	3,932
Other payable	9,234	9,802	1,387
Total current liabilities	237,586	248,502	35,173

Shareholders’ equity
Capital and reserve attributable to equity holders of the Company
Share capital	326	326	46
Additional paid-in capital	383,174	383,174	54,235
Statutory reserve	18,706	18,706	2,648
General risk reserve	9,180	9,180	1,299
Foreign currency translation reserve	(169)	(197)	(28)
Accumulated losses	(70,288)	(67,299)	(9,526)
Non-controlling interests in equity	85,233	85,973	12,169
Total shareholders’ equity	426,162	429,863	60,843

Total equity and liabilities	663,748	678,365	96,016

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DUNXIN FINANCIAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in Thousands of Chinese Renminbi Yuan)

	For the six months ended June 30,
	2019	2020	2020
	RMB	RMB	US$
Cash flows from operating activities:
Profit before income taxes	46,007	3,666	519
Adjustments for:
Depreciation of property and equipment	1,455	1,489	211
Amortization of intangible asset	1	-	-
Credit impairment losses	11,338	32,490	4,598
Share-based compensation	-	70	10
Operating profit before working capital changes	58,801	37,715	5,338
Interest receivables	(15,228)	-	-
Loan receivables	(48,785)	(51,065)	(7,227)
Prepaid expenses and others	244	(150)	(21)
Salary and benefit payable	1,817	1,974	279
Interest payable	5,843	10,557	1,494
Other payable	(217)	964	136
Cash generated by/(used in) operating activities	2,475	(5)	(1)
Income tax paid	-	-	-
Net cash generated by/(used in) by operating activities	2,475	(5)	(1)

Cash flows from investing activities:
Purchase of property and equipment	(270)	-	-
Net cash used in investing activities	(270)	-	-

Cash flows from financing activities:
Proceeds received from related party loans	17,350	-	-
Repayment of loans to related party	(11,800)	-	-
Proceeds received from shareholders loans	13,000	-	-
Repayment of shareholders loans	(3,000)	-	-
Proceeds received from loan payable	47,300	-	-
Repayments of loan payable	(68,502)	-	-
Net cash used in financing activities	(5,652)	-	-

Net decrease in cash and restricted cash	(3,447)	(5)	(1)
Cash and restricted cash at beginning of the period	3,188	132	19
Exchange gains/(losses) on cash and restricted cash	398	(36)	(5)
Cash and restricted cash at end of the period	139	91	13

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